April 28, 2010

Via EDGAR Filing
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ross Stores, Inc.
Form 10-K for the fiscal year ended January 30, 2010
Filed March 30, 2010
File No. 0-14678

Dear Mr. Reynolds:

We have received your comment letter dated April 15, 2010 in regard to our Form 10-K for the fiscal year ended January 30, 2010 filed March 30, 2010. To facilitate your review, we repeat the captions and numbered paragraphs from your comment letter, and are providing the following responses to the comments:

Exhibits

1.	It appears that exhibits 10.34, 10.36, 10.48, 10.54, 10.59, 10.60, 10.64, 10.65, 10.68, 10.71 and 10.72 have not been filed in their entirety. In your next periodic report, please file these exhibits in their entirety.

In reviewing the referenced exhibits, we have noted that each of them makes reference to an “Exhibit A” which is not included. We believe that to be the basis for the Staff’s comment.

In the case of exhibit 10.48, in our next periodic report, we will file the exhibit in its entirety, with the “Exhibit A” attachment.

April 28, 2010

In the case of exhibits 10.34, 10.36, 10.54, 10.59, 10.60, 10.64, 10.65, 10.68, 10.71 and 10.72 (that is, each of the cited exhibits other than exhibit 10.48), the omitted “Exhibit A” is a company standard form of general release, which does not vary among the individual agreements (there is an applicable form for California-based executives, and an applicable form for New York-based executives). Both forms of general release were filed and included as part of exhibit 10.35 (which incorporates by reference exhibit 10.5 filed with our Quarterly Report on Form 10-Q for the quarter ended May 2, 2009). Rather than duplicate the same form of release with every exhibit, we propose to address the comment in our next periodic report by filing in its entirety (with the two forms of general release) exhibit 10.36. Exhibits 10.36 and 10.35 are the generic forms of the executive employment agreements we currently use, and the form of general release attached to the generic forms is the same form attached to the agreements with the individual executives. We propose to then provide expanded incorporation by reference notes for each of the remaining cited exhibits, to reference both the individual agreement (as previously filed) and the applicable generic form of agreement with respect to the “Exhibit A” form of general release. We believe this approach will appropriately address the comment, while avoiding repetition and making apparent for readers the uniformity of this attachment.

2.	We note the $600 million revolving credit facility referenced on page 26 and elsewhere in the Form 10-K. Please explain why the agreement has not been filed as an exhibit.

We advise the Staff that we do not believe that our revolving credit facility is a “material contract” for purposes of Item 601(b)(10) of Regulation S-K (“Item 601(b)(10)”) and is therefore not required to be filed as an exhibit.

Under paragraph (ii) of Item 601(b)(10), “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.” We believe that revolving credit facilities are commonplace in our industry, and ordinarily accompany the kind of business we conduct.

Paragraph (ii) of Item 601(b)(10) then lists four specific categories of agreements (A through D) which must be considered. The revolving credit facility does not fit within any of those four categories. It is not a contract to which our directors, officers or significant stockholders is a party (category A), a contract upon which our business is substantially dependent (category B), a contract calling for the acquisition or sale of property, plant or equipment for a consideration exceeding 15 percent of such fixed assets (category C), or a material lease under which a part of our property is held (category D). The closest potentially applicable category could be category B, however that category is focused on commercially unique and competitively strategic arrangements:

“B. Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

April 28, 2010

That is not a category which encompasses ordinary commercial banking products.

We also note that the revolving credit facility is not material to our operations. We have had no significant borrowings under the facility at any time, and we have not had any borrowings under it since September 2008.

Ross Stores, Inc. acknowledges that:
  the company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (925) 965-4570 if you have any additional comments or questions regarding our response.

Sincerely yours,

/s/M. LeHocky
Mark LeHocky
Senior Vice President, General Counsel and Corporate Secretary
Ross Stores, Inc.

cc:	Deloitte & Touche LLP
Bradley J. Rock, DLA Piper LLP (US)